Exhibit 10.2

                         , 2017

PERSONAL AND CONFIDENTIAL

[Name]

[Address]

Dear [Name]:

Reynolds American Inc. (“RAI”) is pleased to offer you this “Letter Agreement” in connection with the completion of the transactions described in that certain Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and RAI (the “Merger Agreement”). This Letter Agreement will be binding immediately upon its execution, but, notwithstanding any provision of this Letter Agreement to the contrary, this Letter Agreement will not become effective or operative (and neither party will have any obligation hereunder) until the occurrence of the “Closing” (as defined in the Merger Agreement). Notwithstanding any provision in this Letter Agreement to the contrary, if the Merger Agreement is terminated (with the effect that the Closing will not occur), this Letter Agreement will immediately terminate and you will not be entitled to any payments or benefits hereunder. Words and phrases used in this Letter Agreement with initial capital letters that are not defined in this Letter Agreement, and are defined in the Reynolds American Inc. Executive Severance Plan, as amended and restated effective May 5, 2016, as in effect on the date of this Letter Agreement (the “ESP”), are used herein as so defined.

1. Amendment to the ESP to Provide Change in Control Severance Benefits for any Termination of Employment Other Than For Cause During the ESP Severance Period. Pursuant to Section 9.9 of the ESP, with respect to you and your participation in the ESP, the ESP is hereby amended, effective as of the Closing, to provide that the termination of your employment with RAI, its affiliates and successors (collectively, the “Company”) at any time during the period beginning on the “Closing Date” (as defined in the Merger Agreement) and ending on December 31, 20         (the “ESP Severance Period”) for any reason other than Cause (as determined in accordance with Section 2(h) of the ESP, as amended as to you by this Letter Agreement) will constitute a “Qualifying Termination” under Section 3.1(a) of the ESP, as amended as to you by this Letter Agreement. Unless otherwise apparent from the context, subsequent references to the ESP in this Letter Agreement are references to the ESP as amended as to you by this Letter Agreement. Upon your Qualifying Termination, the Company shall pay and provide to you, pursuant to the ESP, the Change in Control Severance Benefits payable upon a Qualifying Termination pursuant to Section 4.1(b) of the ESP, subject to the satisfaction of the requirements of Section 3 of this Letter Agreement, provided that the amount payable pursuant to Section 4.1(b)(iv) of the ESP will be calculated as if your Qualifying Termination occurred on the Closing Date, and provided further that Section 4.1(b)(v) shall not apply. If the Qualifying Termination is due to your death, the payments and benefits that become payable pursuant to Section 4.1(b) of the ESP by reason of such Qualifying Termination shall be paid to your estate (in the case of cash payments) or provided to your eligible dependents (in the case of benefits to be provided to your eligible dependents). For the avoidance of doubt, any termination of employment under this Section 1 shall be considered a termination entitling you to severance benefits for purposes of any annual bonus or equity arrangements of the Company that provide special benefits upon such a termination.

2. Termination of Employment After ESP Severance Period. If you remain employed at the end of the ESP Severance Period, you will be covered by whatever severance arrangement of the Company that the Company then determines is appropriate, provided that (a) such severance arrangement shall have terms that are at least as favorable to you as the Company’s severance arrangements then in effect for executives of the Company who are similarly situated to you and (b) in the event that you become eligible for severance benefits under such severance arrangement, you shall be 100% vested in and entitled to such benefits in any event, but the payment of such benefits shall be made in such manner and at such time as would avoid the inclusion of amounts in respect of such severance benefits in your income under Code Section 409A(a)(1)(A).

3. Release Requirement. As a condition to receiving any amounts payable pursuant to Section 1 of this Letter Agreement, you (or in the event of your death, your estate) must satisfy the general release requirement of Section 3.4 of the ESP.

4. Tax Withholding. The Company shall withhold from all amounts payable hereunder all federal, state, city or other taxes as may be required to be withheld pursuant to any law or governmental regulation or ruling.

5. Restrictive Covenants. As a condition to entering into this Letter Agreement, you are executing the Restrictive Covenants Agreement attached hereto as Exhibit A.

6. Return of Benefits. With respect to the benefits payable under this Letter Agreement or the ESP, if at any time (a) you (or, in the event of your death, your estate) breach any provision of the release described in Section 3 of this Letter Agreement or (b) you breach any restrictive covenant agreement with the Company, including the Restrictive Covenants Agreement attached as Exhibit A, then in addition to all other rights and remedies available to it at law or equity, the Company may cease to provide any further benefits under this Letter Agreement or the ESP, and upon the Company’s written demand, you (or, in the event of your death, your estate) will repay to the Company any amount previously received under this Letter Agreement or the ESP. Any amount to be repaid will be (i) determined by the Company in its sole and absolute discretion, (ii) held by you (or, in the event of your death, your estate) in constructive trust for the benefit of the Company and (iii) paid by you (or, in the event of your death, your estate) to the Company within ten (10) days of your (or, in the event of your death, your estate’s) receipt of written notice from the Company. The Company will have the right to offset such amount against any amounts otherwise owed to you (or, in the event of your death, your estate) by the Company.

7. Code Section 409A.

(a)

Specified Employees. Notwithstanding anything in this Letter Agreement to the contrary, in the event that you are deemed to be a “specified employee” on the date your employment with the Company terminates, determined pursuant to an identification methodology adopted by the Company in compliance with Code Section 409A, and if any portion of the payments or benefits to be received by you upon separation from service would constitute a “deferral of compensation” subject to Code Section 409A, then to the extent necessary to comply with Code Section 409A, amounts that would otherwise be payable pursuant to this Letter Agreement or the ESP during the six (6) month period immediately following the date of your termination of employment and benefits that would otherwise be provided pursuant to this Letter Agreement or the ESP during the six (6) month period immediately following the date of your termination of employment will instead be paid or made available on the earlier of (i) within ten (10) days following the first business day of the seventh month after the date of your termination of employment, provided that you shall not have the right to designate the payment date or (ii) your death.

(b)	General. The parties intend for this Letter Agreement to either comply with, or be exempt from, Code Section 409A, and all provisions of this Letter Agreement will be interpreted and applied accordingly. Each payment under this Letter Agreement shall be considered a separate payment and not one of a series of payments for purposes of Code Section 409A.

8. Excise Tax. The parties acknowledge that the amounts payable under this Letter Agreement are “Payments” as defined in Section 5.1 of the ESP. In the event that any Payment would be subject to the Excise Tax, the procedures set forth in Section 5.1(b)-(f) of the ESP shall apply; provided, however, that, pursuant to Section 9.9 of the ESP, with respect to you and your participation in the ESP, the last sentence of Section 5.1(b) of the ESP is hereby amended in its entirety to read as follows: “In the event that any Payments intended to be provided under this Plan or otherwise are required to be reduced pursuant to this Section 5.1(b), such reduction shall be made to your Payments in the following order: (i) reduction of those benefits or payments that are subject to full inclusion as “parachute payments” (as defined in Code Section 280G); and (ii) reduction of those benefits or payments that are not subject to full inclusion as “parachute payments” (as defined in Code Section 280G).”

9. Legal Fees and Expenses. The Company will pay all reasonable legal fees, costs of litigation, prejudgment interest and other expenses which are incurred in good faith by you as a result of the Company’s refusal to provide any amounts or benefits to which you become entitled under this Letter Agreement or the ESP, or as a result of the Company’s (or any third party’s) contesting the validity, enforceability, or interpretation of this Letter Agreement with respect to the amounts or benefits to which you become entitled under this Letter Agreement or the ESP, or as a result of any conflict between the parties pertaining to the amounts or benefits to which you become entitled under this Letter Agreement or the ESP; provided, however, that if the court determines that your claims were arbitrary and capricious, the Company will have no obligation under this Letter Agreement and you will be obligated to return to the Company any reimbursement made to you by the Company pursuant to this provision. If such fees and expenses are initially paid by you, subject to Section 7(a) of this Letter Agreement, the Company will reimburse you the full amount of such fees and expenses after receipt from you of reasonable evidence of payment; provided, however, that any such reimbursement will be made no later than December 31 of the year following the year in which you incur the fees and expenses. In no event will the amount of expenses eligible for reimbursement in one year affect the amount of expenses to be reimbursed, or in-kind benefits to be provided, in any other taxable year.

10. Applicable Law. The laws of North Carolina shall be the controlling law in all matters relating to this Letter Agreement, without giving effect to principles of conflicts of laws. The Company shall apply and administer this Letter Agreement in a manner such that the Employee Retirement Income Security Act of 1974, as amended, does not apply to this Letter Agreement.

11. Amendments. This Letter Agreement may only be amended if agreed to in writing by you and the Company. Further, during the ESP Severance Period, the Company shall not modify or amend the ESP with respect to you unless such modification or waiver is agreed to in writing by you.

12. Complete Agreement. This Letter Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, however, the parties agree that except as expressly set forth herein, nothing in this Letter Agreement supersedes, preempts or amends the ESP.

13. Counterparts. This Letter Agreement may be executed in two or more counterparts (including by facsimile or PDF), each of which will be deemed an original but all of which together will constitute one and the same instrument.

Please be aware that this Letter Agreement does not constitute an offer or guarantee of employment with the Company. Please indicate your agreement to the terms set forth herein by executing this Letter Agreement in the space provided below.

Very truly yours,

REYNOLDS AMERICAN INC.

By:
Name:
Title:

As required by Section 9.9 of the ESP, on behalf of the Compensation & Leadership Development Committee

By:

Nana Mensah
Chair of the Compensation & Leadership Development Committee

I hereby agree to the terms of this Letter Agreement, including the amended terms with respect to me and my participation in the ESP.

By:
[Name]

Date:

EXHIBIT A

Restrictive Covenants Agreement

THIS RESTRICTIVE COVENANTS AGREEMENT (this “Agreement”) is made and entered into as of                      , 2017, by and between you and Reynolds American Inc. (“RAI”). In consideration of the mutual covenants contained herein and other good and valuable consideration (including your letter agreement with RAI, dated                      , 2017 (your “Letter Agreement”)), the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Non-Competition and Non-Solicitation.

a.	As a material inducement to the Company (as defined in your Letter Agreement) to enter into your Letter Agreement, you agree that, during your employment with any of the Related Companies (as defined below) and during the Restricted Period, you will not:

i.	be employed, or retained as an independent contractor, or otherwise provide advisory or consulting services (in each case, whether compensated or not compensated), in any of the following roles for any Competitive Business (as defined below);

(1) sales;

(2) marketing;

(3) strategic planning;

(4) finance; or

(5) product research or development

ii.	be employed by, or retained as an independent contractor by, or otherwise provide advisory or consulting services to (in each case, whether compensated or not compensated), any Competitive Business in any sort of position or capacity involving the performance of services that are the same as, or substantially similar to, the services you performed while an employee of any Related Company;

iii.	serve (whether compensated or not compensated) as an officer or director of any Competitive Business;

iv.	organize, own (other than owning up to 5% of the outstanding stock of a publicly traded company) or operate any Competitive Business;

v.	(1) be employed, or retained as an independent contractor (in each case, whether compensated or not compensated) by, (2) provide advisory or consulting services (in each case, whether compensated or not compensated) to, (3) organize or operate or (4) serve as a director or official of (in each case, whether compensated or not-compensated) any Anti-Tobacco Organization (as defined below);

vi.	(1) be employed, or retained as an independent contractor (in each case, whether compensated or not compensated) by, (2) provide advisory or consulting services (in each case, whether compensated or not compensated) to or (3) serve as a director or official of (in each case, whether compensated or non-compensated) any Regulator (as defined below); or

vii.	solicit, offer employment to, or hire any employee, independent contractor or any other individual providing services to any Related Company (other than secretarial and clerical personnel), who was employed by, or provided services to, any Related Company, at the time of your Termination Date, or who was employed by, or provided services to, any Related Company during the 90-day period preceding such date, to become employed by or otherwise provide services to, any person, firm, entity or corporation, or approach any such person for any of the foregoing reasons.

b.	As a material inducement to the Company to enter into your Letter Agreement, you hereby affirm and restate the terms of the Employee Invention and Confidentiality Agreement executed by you during your employment with the Company.

c.	For purposes of this Agreement, the terms used in this Paragraph 1 have the following definitions:

i.	“Anti-Tobacco Organization” means any firm, organization, entity, group, or sole proprietorship, the activities or purposes of which include opposing, advocating or lobbying against, or seeking the imposition of restrictions or prohibitions with respect to, any of the Related Companies’ Businesses (as defined below) or the use or consumption of any of the Products (as defined below).

ii.	“Competitive Business” means any corporation, limited liability company, partnership, person, firm, organization, entity, enterprise, business or activity that is engaged in any of the Related Companies’ Businesses in the Territory (as defined below) or seeking to engage in any of the Related Companies’ Businesses in the Territory.

iii.	“Governmental Authority” means the government of the United States of America, any other nation or political subdivision thereof, whether state or local, and any agency, authority, administration, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

iv.	“Regulator” means: (1) the U.S. Food and Drug Administration (the “FDA”), the Center for Tobacco Products established within the FDA (the “CTP”), the Tobacco Products Scientific Advisory Committee established within the CTP, or any other office, division, branch, committee, department or other body (collectively, an “Organizational Body”) established by the FDA or by an Organizational Body; or (2) any other Governmental Authority having the authority to regulate, or make recommendations regarding any proposed regulations affecting, any part of any of the Related Companies’ Businesses.

v.	“Related Companies’ Businesses” means the businesses of manufacturing, distributing, advertising, promoting, marketing or selling any of the following products (collectively, “Products”): (1) any cigarette, cigar, little cigar, “roll-your-own” tobacco, smokeless or smoke-free tobacco product (including moist snuff, dry snuff, snus, loose leaf, plug and twist tobacco and any other smokeless or smoke-free tobacco, including dissolvable products, that may be invented through the date of your Termination Date); (2) any nicotine replacement therapy products, including nicotine gum, mouth spray and pouches, and any products otherwise marketed or intended to be used as part of a smoking cessation program; (3) any product commonly referred to as an “e-cigarette”; and (4) any other product, including any tobacco or cigarette substitute, that any Related Company invents, develops and/or markets through your Termination Date.

vi.	“Related Company” means, at any time, individually, RAI and each of its subsidiaries; and “Related Companies” means, at any time, collectively, RAI and all of its subsidiaries, and, in any case, each and all of their respective subsidiaries, parents, affiliates (including partnerships and joint ventures in which any Related Company is a partner or joint venturer), successors and assigns.

vii.	“Restricted Period” means the period of 36 months immediately following your Termination Date; provided however, if a court of competent jurisdiction determines that such period should be less than 36 months, then “Restricted Period” means the period of 30 months immediately following your Termination Date; provided further, however, if a court of competent jurisdiction determines that such period should be less than 30 months, then “Restricted Period” means the period of 24 months immediately following your Termination Date.

viii.	“Termination Date” means the date of your termination from active employment with all Related Companies.

ix.	“Territory” means

(1)	the United States of America and each of the following individual states, territories, commonwealths and possessions (including duty-free stores or outlets located anywhere in any of the foregoing places):

Alabama Alaska American Samoa Arizona Arkansas California Colorado Connecticut Delaware Florida Georgia Guam Hawaii Idaho Illinois	Indiana Iowa Kansas Kentucky Louisiana Maine Maryland Massachusetts Michigan Minnesota Mississippi Missouri Montana Nebraska Nevada	New Hampshire New Jersey New Mexico New York North Carolina North Dakota Northern Mariana Islands Ohio Oklahoma Oregon Pennsylvania Puerto Rico Rhode Island South Carolina	South Dakota Tennessee Texas United States Virgin Islands Utah Vermont Virginia Washington Washington, D.C. West Virginia Wisconsin Wyoming

(2)	U.S. military installations located anywhere in the world; and

(3)	any other location in which any Related Company conducts any of the Related Companies’ Businesses through your Termination Date.

As used in this Paragraph 1, the term “including,” or variations thereof, shall not be a term of limitation, but rather shall be deemed to be followed by the words “without limitation.” The Territory described herein is a good faith estimate of the geographic area that is now applicable or that may be applicable at the termination of your employment as the area in which any Related Company does or will do business during the term of your employment, and any Related Company and you agree that this Agreement shall ultimately be construed to cover only so much of such estimate as relates to the geographic areas in which any Related Company does business within the two-year period preceding your Termination Date.

d.	Notwithstanding anything to the contrary contained in this Agreement, this Agreement will not prohibit you from engaging in the authorized practice of law, whether for a firm, corporation or otherwise, in any jurisdiction that prohibits agreements restricting the right of an individual to engage in such practice; provided, however, you will continue to be bound by any and all applicable professional and ethical rules of conduct that govern the use or disclosure of confidential information obtained during the course of any representation of a Related Company or any of its subsidiaries; and, provided further, this Agreement does prohibit you from engaging in any of the activities outlined in this Agreement in a non-legal, business role.

e.	You further understand and agree that:

i.	the purpose of the covenants in this Paragraph 1 is solely to protect the Related Companies’ legitimate business interests, including, but not limited to, the Related Companies’ confidential information, customer relationships and goodwill, all of which contribute to the Related Companies’ competitive advantage in operating the Related Companies’ Businesses in the Territory;

ii.	the Related Companies manufacture, distribute, advertise, promote, market and sell Products in the Territory, and the restrictive covenants contained in this Paragraph 1 are necessary to protect the Related Companies’ legitimate business assets and interests, and they are reasonable in time, territory, and scope, and in all other respects; and

iii.	the covenants set forth in this Paragraph 1 are essential elements of your Letter Agreement and shall be construed as agreements independent of any other provision in your Letter Agreement, and the existence of any claim or cause of action you have against any Related Company, whether predicated on your Letter Agreement or otherwise, shall not excuse your breach, or constitute a defense to the enforcement by the Related Companies, of these restrictive covenants. You have had the opportunity to independently consult with counsel for advice in all respects concerning the reasonableness and propriety of these covenants, with specific regard to the nature of the businesses conducted by the Related Companies.

f.	You agree that any breach of the covenants contained in this Paragraph 1 would irreparably injure the Related Companies and that their remedies at law would be inadequate. Accordingly, in the event of any breach or threatened breach of the covenants in this Paragraph 1, the Related Companies, in addition to any other rights and remedies available at law or in equity, shall be entitled to an injunction (and/or other equitable relief), restraining such breach or threatened breach, and be entitled to the reimbursement of court costs, attorneys’ fees and other costs and expenses incurred in connection with enforcing this Agreement. The existence of any claim or cause of action on your part against any Related Company shall not constitute a defense to the enforcement of these provisions. This Agreement shall be enforceable by any Related Company, either alone or together with any other Related Company or Related Companies. The rights and remedies hereunder provided to the Related Companies shall be cumulative and shall be in addition to any other rights or remedies available at law, in equity or under this Agreement.

g.	If any of the provisions of this Paragraph 1 are determined by a court of law to be excessively broad, whether as to geographical area, time, scope or otherwise, such provision shall be reduced to whatever extent is reasonable and shall be enforced as so modified. Any provisions of this Paragraph 1 not so modified shall remain in full force and effect.

h.

If at any time you breach any of your obligations under this Paragraph 1 of this Agreement, then in addition to all other rights and remedies available to it at law or equity, the Company may cease to provide any further benefits under your Letter Agreement or any employee benefit plan or agreement amended by your Letter Agreement, and upon the Company’s written demand, you (or, in the event of your death, your estate) will repay to the Company any amount previously received under your Letter Agreement or any employee benefit plan or agreement amended by your Letter Agreement. Any amount to be repaid will be (i) determined by the Company in its sole and absolute discretion, (ii) held by you (or, in the event of your death, your estate) in constructive trust for the benefit of the Company and (iii) paid by you (or, in the event of your death, your estate) to the Company within ten (10) days of your (or, in the event of your death, your estate’s) receipt of written notice from the Company. The Company will have the right to offset such amount against any amounts otherwise owed to you (or, in the event of your death, your estate) by the Company.

2.	Non-Disparagement. You agree not to:

a.	make any critical or derogatory statement, oral or written, concerning the Company, the Company’s business practices, officers, directors, employees or products, or any other aspect of the Company’s business, to any person or entity including, but not limited to, any of the Company’s current, former or prospective consumers, customers, business partners, employees or agents;

b.	take any other action that a reasonable person would believe could adversely affect the reputation or business prospects of the Company, the Company’s products, officers, directors or employees and/or the Company’s business;

c.	because damages flowing from a breach of the provisions of Paragraph 2 of this Agreement would be difficult to calculate with precision, you specifically and expressly agree that the amount of any payment received pursuant to your Letter Agreement, less one hundred dollars ($100.00), will be the amount of liquidated damages which will be recoverable from you for a breach of the provisions of Paragraph 2 of this Agreement; and

d.	notwithstanding anything to the contrary contained herein, Paragraph 2 of this Agreement does not prohibit you from providing truthful testimony or information in response to any lawful subpoena, compulsory process or as part of any investigation, proceeding or hearing before any federal, state or local governmental agency.

3.	Litigation Assistance.

a.	In addition to any other obligations you have under law or any other agreement with any Related Company (as defined in Paragraph 1 of this Agreement), you specifically agree that:

i.	if requested by the Company, you will personally provide reasonable assistance and cooperation to the Related Companies in activities related to the prosecution or defense of any pending or future lawsuits or claims involving any Related Company (with the Company reimbursing you for reasonable and necessary out-of-pocket costs and expenses incurred in connection therewith);

ii.	you will promptly notify the Company’s General Counsel, in writing, upon receipt of any requests from anyone other than an employee or agent of one of the Related Companies for information regarding any Related Company which could reasonably be construed as being proprietary, non-public or confidential, or if you become aware of any potential claim or proposed litigation against any Related Company;

iii.	you will refrain from providing any information related to any claim or potential litigation against any Related Company to any person who is not a representative of the Company without the Company’s prior written permission, unless required to provide information pursuant to legal process;

iv.	you will not disclose or misuse any confidential information or material concerning any Related Company; and

v.	you will not engage in any activity detrimental to the interest of any Related Company, including an act of dishonesty, moral turpitude or other misconduct that has or could have a detrimental impact on the business or reputation of any Related Company.

b.	As a material inducement to the Company to enter into your Letter Agreement, you agree that, if required by law to provide sworn testimony regarding any matter related to any Related Company: you will consult with and have Company designated legal counsel present for such testimony (with the Company being responsible for the costs of such designated counsel); and you will cooperate with the Company’s attorneys to assist their efforts, especially on matters you have been privy to, holding all privileged attorney-client matters in strictest confidence.

c.	Notwithstanding anything herein to the contrary, nothing in this Agreement shall (i) prohibit you from reporting possible violations of federal law or regulation to any governmental agency or entity in accordance with any whistleblower protection provisions of state or federal law or regulations, (ii) prohibit you from communicating with any governmental agency or entity or otherwise participating in any investigation or proceeding that may be conducted by such governmental agency or entity, including providing documents or information, (iii) require notification to or prior approval by the Company or the Company’s General Counsel of any such reports, communications or disclosures, or (iv) limit your right to receive an award for information relating to a possible securities law violation to the Securities and Exchange Commission.

4.	Severability and Waiver. Each provision of this Agreement shall be enforceable independently of every other provision. Furthermore, in the event that any provision is deemed to be unenforceable for any reason, the remaining provisions shall remain effective, binding and enforceable. The failure of any party to enforce any provision of this Agreement shall not constitute a waiver of that provision, or of any other provision of this Agreement.

5.	Entire Agreement. This Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement may be modified or amended only in writing and signed by both parties.

6.	Applicable Law. The laws of North Carolina shall be the controlling law in all matters relating to this Agreement, without giving effect to principles of conflicts of laws. Further, any litigation pertaining to the interpretation, application or enforcement of any provision of this Agreement must be filed in a federal or state court of competent jurisdiction located in Forsyth County, North Carolina.

EXECUTED on the date set forth above.

REYNOLDS AMERICAN INC.

By:
Name: Title:

Name: